Exhibit 99.13

Media release

Rio Tinto completes lease and sale of wharf and land to LNG Canada

12 November 2018

Rio Tinto has completed the lease and sale of a wharf and land in Kitimat, British Columbia, to LNG Canada for a consideration of $576 million.

LNG Canada, a joint venture comprising Shell, PETRONAS, PetroChina, Mitsubishi Corporation and KOGAS entered into an Option Agreement with Rio Tinto in 2014 for various options to lease or purchase the wharf and areas of land.

Rio Tinto Chief financial officer Jakob Stausholm said "This sale demonstrates our ability to generate cash from an existing asset, without losing future cash flow, as we continue to drive value across our entire portfolio.”

LNG Canada will construct a replacement wharf for Rio Tinto to export shipments of aluminium from the BC Works smelter.

Contacts

media.enquiries@riotinto.com

riotinto.com

  Follow @RioTinto on Twitter

Media Relations, United Kingdom Illtud Harri M +44 7920 503 600 David Outhwaite T +44 20 7781 1623 M +44 7787 597 493 Media Relations, Canada Matthew Klar T +1 514 608 4429	Media Relations, Australia Jonathan Rose T +61 3 9283 3088 M +61 447 028 913 Jesse Riseborough T +61 8 6211 6013 M +61 436 653 412
Investor Relations, United Kingdom John Smelt T +44 20 7781 1654 M +44 7879 642 675 David Ovington T +44 20 7781 2051 M +44 7920 010 978 Nick Parkinson T +44 20 7781 1552 M +44 7810 657 556	Investor Relations, Australia Natalie Worley T +61 3 9283 3063 M +61 409 210 462 Rachel Storrs T +61 3 9283 3628 M +61 417 401 018
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404